1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604- 681-9059 Fax: 604-688-4670 www.quaterra.com

October 31, 2011
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-28-11

QUATERRA REPORTS ON EXERCISE OF WARRANTS

VANCOUVER, B.C. – Quaterra Resources Inc. today announced that holders of 5,261,222 Warrants have exercised their Warrants to purchase 5,261,222 common shares of the Company at a price of $0.75 per share for proceeds to the Company of $3,945,916.50. The remaining 341,982 Warrants that were issued under the Placement which closed on October 28, 2009, were not exercised and have expired.

Of the amount above, Company directors and officers exercised a total of 1,013,617 warrants at $0.75 for proceeds to the Company of $760,212.75. In addition to amount above, 72,000 Brokers Warrant were exercised to purchase 72,000 common shares of the Company at a price of $0.75 for $54,000, making for total proceeds to the Company of $3,999,916.50. The proceeds of the Warrant exercise will be used to fund the Company’s exploration programs at the MacArthur and Yerington copper projects in Nevada and the Nieves silver project in Mexico, as well as general and administration expenses.

Quaterra also announced that pursuant to the Company’s stock option plan, an option agreement was entered into with an officer of the Company granting the right to purchase an aggregate of 300,000 shares at an exercise price of $0.90 per share for a five-year period. Fifty percent of the options vest immediately, with 25% vesting in 12 months and the final 25% in 24 months with all options having fully vested no later than October 24, 2013.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base metal, precious metal or uranium deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Statements contained in this news release that are not historical facts are forward-looking statements as the term is defined in the private securities litigation reform act of 1995 and in Canadian securities laws. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Quaterra relies upon litigation protection for forward-looking statements.

For further information about the Offering, please contact Lauren Smith at 1-604-641-2746. Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Smith at 1-604-681-9059 or email: info@quaterra.com.

The TSX Venture Exchange and the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

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